LEANMED, LLC

FINANCIAL STATEMENTS

for the fiscal year ended December 31, 2021 and 2020

(Unaudited)

LEANMED, LLC
Balance Sheets

	As of December 31,	
	2021	**2020**
ASSETS		
Cash	$ 1,176	$ 111
Prepaid Expenses	22,712	14,595
Total Current Assets	23,888	14,706
TOTAL ASSETS	**23,888**	**14,706**
LIABILITIES & EQUITY		
Accounts Payable and other accrued liabilities	-	-
Current Liabilities	25,120	4,000
Long Term Liabilities	9,302	8,685
Total Liabilities	34,422	12,685
Equity		
Member Equity	4,000	4,000
Accumulated Deficit	(14,535)	(1,979)
Total Equity	(10,535)	2,021
TOTAL LIABILITIES & EQUITY	**23,888**	**14,706**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LEANMED, LLC
Statement of Operations

	2021	2020
Operating income		
Revenue	$ -	$ 4,000
Cost and expenses applicable to revenue	-	-
Gross profit	**-**	**4,000**
Operating expenses		
Advertising and Promotion	718	36
Bank Service Charges	158	35
Dues and Subscriptions	227	
Computer and Internet	158	238
Office Supplies	27	455
Postage and Shipping	338	
Professional Fees	10,313	3,535
Total operating expenses	**11,938**	**4,299**
Loss from Operations	**(11,938)**	**(299)**
Other income	-	-
Other expense	618	619
Net Loss	**(12,556)**	**(919)**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LEANMED, LLC
Statement of Member's Equity

	CAPITAL CONTRIBUTIONS	CAPITAL DISTRIBUTIONS	ACCUMULATED DEFICIT	MEMBER'S EQUITY
Balance - January 1, 2020	$ 10,000	$ (4,000)	$ (1,060)	$ 4,940
Distributions		(2,000)	-	(2,000)
Net Loss	-	-	(919)	(919)
BALANCE - DECEMBER 31, 2020	**$ 10,000**	**$ (6,000)**	**$ (1,979)**	**$ 2,021**
Balance - January 1, 2021	-	-	-	2,021
Distributions		-	-	-
Net Loss	-	-	(12,556)	(12,556)
BALANCE - DECEMBER 31, 2021	**$ -**	**$ -**	**$ (12,556)**	**$ (10,535)**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LEANMED, LLC
Statement of Cash Flows

		2021	2020
OPERATING ACTIVITIES			
Net loss	$	(12,556)	(919)
Adjustments to reconcile net loss			
to net cash used in operations:			
Prepaid expenses		(8,117)	(571)
Accounts Payable and other accrued liabilities		-	-
NET CASH USED IN OPERATING ACTIVITIES		**(20,673)**	**(1,490)**
FINANCING ACTIVITIES			
Current Liabilities		21,120	2,000
Long Term Liabilities		618	619
Member Equity		-	(2,000)
Retained Earnings		-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES		**21,738**	**619**
NET CASH INCREASE FOR PERIOD		**1,065**	**(870)**
CASH AT BEGINNING OF PERIOD		**111**	**981**
CASH AT END OF PERIOD		**1,176**	**111**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LEANMED, LLC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2021 and 2020

1. ORGANIZATION AND PURPOSE

LeanMed, LLC (the “Company”), was organized as a Pennsylvania limited liability company on March 12, 2018. The Company develops and commercializes medical products for use in low resource settings and derives revenue from the sale and servicing of those products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021 and December 31, 2020, the Company’s cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.